[redacted]

SECURI[barcode] MISSION

06002809

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-49877

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2006 WASH., D.C. 192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Siebert Brandford Shank & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street
(No. and Street)

New York (City) | New York (State) | 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Diaz | (212) 644-2400 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue (Address) | **New York** (City) | **New York** (State) | **10017** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED APR 14 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KH 4/13/06

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Daniel Diaz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Siebert, Brandford,Shank & Co., LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

INNA KRASNIK
Notary Public, State of New York
No. 01KR6091570
Qualified in Kings County
Commission Expires April 28, 2007
Certificate filed with New York County

Notary Public

Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

(with supplementary information)

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Managers
Siebert, Brandford, Shank & Co., L.L.C.
New York, New York

We have audited the accompanying statement of financial condition of Siebert, Brandford, Shank & Co., L.L.C. as of December 31, 2005, and the related statements of operations, changes in members' capital, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Siebert, Brandford, Shank & Co., L.L.C. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
February 8, 2006

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statement of Financial Condition
December 31, 2005

ASSETS	
Cash and cash equivalents	$ 10,512,082
Securities owned, at market value	580,145
Accounts receivable	1,020,294
Receivable from broker	168,047
Receivable from Affiliate	21,997
Secured demand notes	1,200,000
Furniture, equipment and leasehold improvements, net	248,595
Other assets	414,736
	$ 14,165,896
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities:	
Payable to member	$ 101,902
Accounts payable and accrued expenses	5,245,204
	5,347,106
Subordinated debt	1,200,000
Members' capital	7,618,790
	$ 14,165,896

See notes to financial statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statement of Operations
Year Ended December 31, 2005

Revenues:	
Investment banking	$ 18,085,786
Trading profits	2,597,064
Interest and other	403,260
	21,086,110
Expenses:	
Employee compensation and benefits	12,890,686
Clearing fees	370,003
Communications	539,191
Occupancy	640,666
Professional fees	633,137
Interest	96,000
General and administrative	2,539,257
	17,708,940
Net income	$ 3,377,170

See notes to financial statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statement of Changes in Members' Capital

Balance - January 1, 2005	**$ 7,444,390**
Distributions to members	**(3,202,770)**
Net income	**3,377,170**
Balance - December 31, 2005	**$ 7,618,790**

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statement of Changes in Subordinated Borrowings

Balance - January 1, 2005	**$ 1,200,000**
Borrowings	**0**
Repayments	**0**
Balance – December 31, 2005	**$ 1,200,000**

See notes to financial statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 3,377,170
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	68,824
Changes in:	
Securities owned, at market value	(570,134)
Accounts receivable	487,692
Receivable from broker-dealers	(160,569)
Payable to Affiliate	(21,997)
Payable to member	(23,986)
Other assets	(71,301)
Accounts payable and accrued expenses	1,689,825
Net cash provided by operating activities	4,775,524
Cash flows from investing activities:	
Purchase of property and equipment	(113,722)
Cash flows from financing activities:	
Distributions to members	(3,202,770)
Net increase in cash and cash equivalents	1,459,032
Cash and cash equivalents - beginning of year	9,053,050
Cash and cash equivalents - end of year	$ 10,512,082
Supplemental disclosures of cash flow information:	
Taxes paid	$ 120,000
Interest paid	$ 96,000

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization and basis of presentation:

Siebert, Brandford, Shank & Co., L.L.C. ("SBS" or the "Company") was formed on March 10, 1997 to engage in the business of tax-exempt underwriting and related trading activities. The Company qualifies as a Minority and Women Owned Business Enterprise in certain municipalities.

The Company was formed to succeed the tax-exempt underwriting activities business of the Siebert, Brandford, Shank Division of Muriel Siebert & Co., Inc. ("Siebert"), and commenced operations on July 1, 1998, when regulatory requirements permitted. Two individuals (the "Principals") and Siebert are the equity members of the Company. The business arrangement provides that profits will be shared 51% to the Principals and 49% to Siebert.

[2] Security transactions:

Security transactions, commissions, revenues and expenses are recorded on a trade date basis. Securities owned are valued at market value.

Dividends are recorded on the ex-dividend date, and interest income and expense are recognized on an accrual basis.

[3] Investment banking:

Investment banking revenues include gains and fees, net of syndicate expenses, arising primarily from municipal bond offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

[4] Furniture, equipment and leasehold improvements, net:

Furniture and equipment is stated at cost and depreciation is calculated using the straight-line method over the lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

[5] Cash equivalents:

For purposes of reporting cash flows, cash equivalents include money market funds.

[6] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[7] Income taxes:

The Company is not subject to federal income taxes. Instead, the members are required to include in their income tax returns their respective share of the Company's income. The Company is subject to tax in certain state and local jurisdictions.

NOTE B - SUBORDINATED BORROWINGS AND SECURED DEMAND NOTE RECEIVABLE

The subordinated debt at December 31, 2005 consists of a Secured Demand Note Collateral Agreement payable to Siebert, in the amount of $1,200,000, bearing 8% interest and due August 31, 2007. Interest expense paid to Siebert for 2005 amounts to $96,000.

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The secured demand note receivable of $1,200,000 is collateralized by cash equivalents of Siebert of approximately $1,300,000 at December 31, 2005. Interest earned on the collateral amounted to approximately $52,000 in 2005.

NOTE C - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements consist of the following:

Equipment	$ 435,068
Furniture and leasehold improvements	149,468
	584,536
Less accumulated depreciation and amortization	335,941
	$ 248,595

NOTE D - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $7,841,000 which was $7,485,000 in excess of its required net capital and its ratio of aggregate indebtedness to net capital was .68 to 1. The Company claims exemption from the reserve requirements under Section 15c-3-3(k)(2)(ii).

NOTE E - COMMITMENTS AND CONTINGENCY

The Company rents office space under long-term operating leases expiring through 2013. These leases call for base rent plus escalations for taxes and operating expenses. Future minimum base rent under these operating leases are as follows:

Year	Amount
2006	$ 445,000
2007	407,000
2008	390,000
2009	363,000
2010	200,000
Thereafter	429,000
	$ 2,234,000

Rent expense including taxes and operating expenses for 2005 amounted to $640,666.

NOTE F - OTHER

During 2005, the Company was charged $240,000 by Siebert for general and administrative services.

SUPPLEMENTARY INFORMATION

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

Total members' capital	$ 7,618,790
Add subordinated borrowings allowable in the computation of net capital	1,200,000
Total members' capital and allowable subordinated borrowings	8,818,790
Nonallowable assets:	
Furniture, equipment and leasehold improvements, net	248,595
Other assets	491,675
	740,270
Net capital before haircuts on securities positions	8,078,520
Less haircuts on securities:	
Debt securities	26,812
Other securities	210,241
	237,053
Net capital	$ 7,841,467
Aggregate indebtedness	$ 5,347,107
Computation of basic net capital requirement:	
Minimum net capital required	$ 356,473
Excess net capital	$ 7,484,994
Excess net capital at 1000%	$ 7,306,756
Ratio of aggregate indebtedness to net capital	.68

There are no material differences between the above computation of net capital and the corresponding computation prepared by the Company as of the same date in its unaudited Part II A FOCUS Report filing.

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Managers
Siebert, Brandford, Shank & Co., L.L.C.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Siebert, Brandford, Shank & Co., L.L.C. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by Rule 17a-13 or

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
February 8, 2005